UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 8, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

ITEM 1:      Reporting Issuer

Methanex Corporation (“Methanex”)
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

ITEM 2:      Date of Material Change

March 31, 2004

ITEM 3:      Press Release

The press release announcing this material change was issued on March 31, 2004 in Canada and the United States.

ITEM 4:      Summary of Material Change

Methanex Corporation announced on March 31, 2004 that it had repaid US$182 million representing settlement of all of the debt related to its 850,000 tonne per year Titan methanol facility in Trinidad.

ITEM 5:      Full Description of Material Change

Methanex Corporation acquired a 10% interest in the 850,000 tonne per year Titan methanol facility in Trinidad in 2000, and the remaining 90% interest in 2003. On March 31, 2004, Methanex repaid US$182 million representing settlement of all of the debt related to the Titan plant.

Reducing debt levels in the current strong methanol price environment is consistent with Methanex’s track record for financial prudence and reflects its balanced approach in using excess cash. This transaction lowers Methanex’s interest expense and provides Methanex with additional operating flexibility as the Titan methanol production facility is further integrated into Methanex’s global supply chain.

The Titan plant, which came on stream in 2000, is located next to the 1.7 million tonne per year Atlas methanol facility, a joint-venture between BP and Methanex, which is currently under construction. Titan and Atlas provide Methanex with the benefits of a low-cost hub and the ability to supply the North American and Western European methanol markets on a duty-free basis.

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ITEM 6:     Reliance on section 85(2) of the Act

This report is not being filed on a confidential basis in reliance on section 85(2) of the Act.

ITEM 7:     Omitted Information

None.

ITEM 8:     Senior Officer

For further information, contact:

Chris Cook
Director, Investor Relations
(604) 661-2600

ITEM 9:     Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 7th day of April, 2004.

METHANEX CORPORATION

“Brad Boyd"

Brad Boyd
Vice-President, Treasurer

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